[redacted]

10029154

SE… …MMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 23 2010
WASH, D.C.
200

YM 3/26

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SEC FILE NUMBER
8- 51653

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plan Professionals, Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 S W 6th Street, Suite 400
(No. and Street)

Topeka (City) Kansas (State) 66603-3810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A Schneider 785-232-2378
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hewitt & Company, PA
(Name – *if individual, state last, first, middle name*)

205 W 2nd St N (Address) Wichita (City) Kansas (State) 67202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A Schneider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plan Professionals, Limited, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Jessica Vasquez
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 5-17-13

Jessica Vasquez

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hewitt & Company, PA

To: Plan Professionals, Limited
Mark A. Schneider

In planning and performing our audit of the financial statements of Plan Professionals, Limited as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Plan Professionals, Limited internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in Carey, Thomas, Hoover and Breault, Inc.'s internal control to be a significant deficiency.

The Company does not prepare annual financial statements with complete note disclosure but instead relies on the Company auditors to prepare the financial statements. Because the auditors are not considered to be part of the Company's system of internal controls, the plan has a control deficiency over the preparation of the financial statements.

This communication is intended solely for the information and use of management, and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt + Company, PA

Wichita, Kansas
March 19, 2010

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

PLAN PROFESSIONALS, LIMITED
INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2009

PLAN PROFESSIONALS, LIMITED

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2009

INDEX

Hewitt & Company, PA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Plan Professionals, Limited

We have audited the accompanying statement of financial condition of Plan Professionals, Limited as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plan Professionals, Limited as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hewitt + Company, PA

March 19, 2010

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

PLAN PROFESSIONALS, LIMITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets		
Cash	$ 434	
Commissions receivable	6,915	
Marketable securities	5,946	
Total Current Assets		$ 13,295
Fixed Assets		
Furniture and equipment	32,949	
Less: Accumulated depreciation	(31,214)	
Total Fixed Assets		1,735
Total Assets		$ 15,030

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's Equity		
Common stock, no par value, 200,000 shares authorized, 13,959 shares issued and outstanding	$ 13,959	
Retained earnings	(1,575)	
Net unrealized gain on marketable securities	2,646	
Total Stockholder's Equity		15,030
Total Liabilities and Stockholder's Equity		$ 15,030

The accompanying notes are an integral part of these financial statements.

PLAN PROFESSIONALS, LIMITED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Commission Income		$ 30,180
Operating Expenses		
Professional fees	$ 2,500	
Rent	2,131	
Professional development	1,950	
Communication expense	1,669	
Insurance expense	1,309	
Depreciation expense	905	
Dues and fees	175	
Other expense	351	
Total Operating Expenses		10,990
Net Income from Operations		19,190
Other Income		
Interest income	1	
Interest expense	(67)	
Total Other Income		(66)
Net Income		$ 19,124

The accompanying notes are an integral part of these financial statements.

PLAN PROFESSIONALS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
Balance, Beginning of Year	$ 13,959	$ (3,964)	$ 4,113	$ 14,108
Prior period adjustment: Add : Tax to book depreciation	0	1,845	0	1,845
Capital contributions	0	0	0	0
Stockholder distribution	0	(18,580)	0	(18,580)
Net income	0	19,124	0	19,124
Other Comprehensive Income: Less: Unrealized gain on marketable securities	0	0	(1,467)	(1,467)
Balance, End of Year	$ 13,959	$ (1,575)	$ 2,646	$ 15,030

The accompanying notes are an integral part of these financial statements.

PLAN PROFESSIONALS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities		
Net income for the year	$ 19,124	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	905	
(Increase) Decrease in:		
Commissions receivable	(1,871)	
Net Cash Provided by Operating Activities		$ 18,158
Cash Flows From Investing Activities		0
Cash Flows From Financing Activities		
Stockholder distribution		(18,580)
Net Decrease in Cash		(422)
Cash at Beginning of Year		856
Cash at End of Year		$ 434

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

A. Business Activity

Plan Professionals, Limited (The Company) was formed on February 9, 1999, in the state of Kansas and is a limited broker-dealer. The Company is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. Mutual funds, variable life insurance and annuity commissions make up the Company's revenue. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Commissions receivable consist of commissions due from mutual funds and insurance companies.

B. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less to be cash equivalents.

C. Marketable Securities

The Company classifies its marketable security as "available-for-sale" and reports it at fair value with the unrealized gain and losses excluded from earnings and reported as a separate component for stockholders' equity. Realized gains and losses are reported as earnings.

D. Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial statement purposes and an accelerated method for income tax purposes over the estimated useful lives of the property and equipment. Expendures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended December 31, 2009, was $905.

E Income Recognition

Income and expenses related to the purchase or sale of customer securities are recorded on the trade-date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

F. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. INCOME TAXES

The Company files as an "S" corporation for federal and state income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for income tax purposes, and thus, no provision for income taxes has been made in the accompanying financial statements.

3. RELATED PARTIES

The Company has entered into a lease agreement with Plan Professionals, Inc., a related party through common ownership, to rent office and parking space, equipment and services on a month-to-month basis. Rent expense for the period ended December 31, 2009 was $2,131.

Due to the Company being an S-Corporation, the stockholder is allowed to take s-distributions to the extent of his basis in the Company. For the year ended December 31, 2009, the stockholder had s-distributions of $18,580.

4. LINE OF CREDIT

At December 31, 2009, the Company had a $5,000 bank line of credit with no outstanding balance. The line of credit bears an interest rate of 6.25% and is guaranteed by the shareholder of the Company. Interest paid during the year was $67.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31. 2009, the company had net capital of approximately $12,404 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

PLAN PROFESSIONALS, LIMITED
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital	
Total stockholder's equity	$ 15,030
Deduct stockholder's equity not allowed for net capital	0
Total Stockholder's Equity Qualified for Net Capital	15,030
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other deductions or credits	0
Total Capital and Allowable Subordinated Liabilities	15,030
Deductions and/or Other Charges	
A. Non-allowable assets:	
Clearing deposit interest receivable	0
Furniture and equipment	(1,735)
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or charges	0
Net Capital Before Haircuts on Securities Positions	13,296
Haircuts on Securities:	
A. Contractual securities commitments	0
B. Deficit in securities collateralizing demand notes	0
C. Trading and investment securities	0
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	0
D. Undue concentrations	0
E. Other	(892)
Net Capital	$ 12,404
Aggregate Indebtedness	
Total Aggregate Indebtedness	0
Computation of Basic Net Capital Requirement	
Minimum of Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Excess Net Capital	$ 7,404
Excess Net Capital at 1000%	$ 12,404
Excess Net Capital at 1500%	$ 12,404
Ratio: Aggregate Indebtedness to Net Capital	0 to 1

Reconciliation of the basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditor's report.

PLAN PROFESSIONALS, LIMITED
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1 of the Securities and Exchange Commission. The Company conducts limited business and only handles mutual funds and/or variable annuities. The Company does not hold customer funds or securities.

See independent auditor's report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Required by the Securities Exchange Commission Rule 17a-5

Hewitt & Company, PA

Board of Directors
Plan Professionals, Limited

In planning and performing our audit of the financial statements and supplemental schedules of Plan Professionals, Limited (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt + Company, PA

Hewitt & Company, PA
Wichita, Kansas
March 19, 2010